

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Todd Mitchell
Chief Financial Officer
RiceBran Technologies
25420 Kuykendahl Rd., Suite B300
Tomball, TX 77375

      Re: RiceBran Technologies
           Registration Statement on Form F-3
           Filed on July 18, 2022
           File No. 333-266194

Dear Mr. Mitchell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at (202) 551-4985 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing